UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5 TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

LIFE PARTNERS POSITION HOLDER TRUST
LIFE PARTNERS IRA HOLDER PARTNERSHIP, LLC

(Name of Subject Company (Issuer))

Life Settlement Liquidity Option, LLC (Offeror)	CFunds Life Settlement, LLC (Offeror)

Anchorage Illiquid Opportunities Master VI (B), L.P. (Parent of Offeror)	Contrarian Funds, L.L.C. (Parent of Offeror)

Anchorage IO GP VI, L.L.C. (General Partner of Parent)	Contrarian Capital Management, L.L.C. (Manager of Parent )

Anchorage Capital Group, L.L.C. (Investment Advisor to the Parent and/or Offeror)

(Names of Filing Persons (identifying status as offeror, issuer, or other person))

Position Holder Trust Interests
IRA Partnership Interests
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Jason Cohen Anchorage Capital Group, L.L.C. 610 Broadway New York, New York 10012 (212) 432-4600	Gina N. Scianni Contrarian Capital Management, L.L.C. 411 West Putnam Ave., Suite 425 Greenwich, Connecticut 06830 (203) 862-8200

(Name, Address, and Telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Abbe L. Dienstag Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036 (212) 715-9100	Amanda J. Segal and Jonathan D. Weiner Katten Muchin Rosenman LLP 575 Madison Avenue New York, New York 10022-2585 (212) 940-8800

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$43,383,213	$5,259

*	For the purpose of calculating the filing fee pursuant to Rule 0-11(d) only, based on the purchase of 105,989,695 issued and outstanding interests of Life Partners Position Holder Trust and 165,155,385 issued and outstanding interests of Life Partners IRA Holder Partnership, LLC at the maximum tender offer price of $0.16 per Interest.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2019, effective October 1, 2018. Such fee equals .0001212 of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,060	Filing Party: Life Settlement Liquidity Option, LLC and Anchorage Illiquid Opportunities Master VI (B), L.P.
Form or Registration No.: 5-90716 and 5-90717	Date Filed: November 13, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13E-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 to the Tender Offer Statement on Schedule TO (this “Amendment No. 5”) amends and supplements the Schedule TO filed with the Securities and Exchange Commission on November 13, 2018 (together with any amendments and supplements thereto, the “Schedule TO”) by Life Settlement Liquidity Option, LLC, a Delaware limited liability company, relating to the tender offers to purchase a portion of the outstanding position holder trust interests (the “Trust Interests”) of Life Partners Position Holder Trust, a trust organized under the laws of the State of Texas, and a portion of the outstanding IRA Partnership Interests (the “Partnership Interests,” and, together with the Trust Interests, the “Interests”) of Life Partners IRA Holder Partnership, LLC, a Texas limited liability company. The information relating to the tender offers was set forth in the Offer to Purchase, dated November 13, 2018 (the “Offer to Purchase”), and in the related Assignment Forms, which together, as they may be amended or supplemented from time to time, constitute and are referred to as the “Offer.” While for convenience the offer to purchase the Trust Interests and the offer to purchase the Partnership Interests are referred to together as constituting the Offer, the two offers are separate. Each offer is subject to a separate maximum number of Interests, and each will be separately prorated if it is oversubscribed, without regard to subscriptions tendered in the other offer.

This Amendment No. 5 is being filed to:

(i) extend the expiration date of the Offer to January 23, 2019 at 5:00 p.m. New York City time, from January 18, 2019; and

(ii) include the following additional exhibits:

(a)(1)(O) Text of Email Sent to Interest Holders Prior to the Decision to Extend the Offer.

(a)(1)(P) Press Release Regarding Extension of the Offer, dated January 18, 2019.

The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by the addition of the following exhibits:

(a)(1)(O)	Text of Email Sent to Interest Holders Prior to the Decision to Extend the Offer.

(a)(1)(P)	Press Release Regarding Extension of the Offer, dated January 18, 2019.

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Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2019

LIFE SETTLEMENT LIQUIDITY OPTION, LLC
By:	Anchorage Capital Group, L.L.C., as investment manager
By:	/s/ Jason A. Cohen Jason A. Cohen

ANCHORAGE ILLIQUID OPPORTUNITIES MASTER VI (B), L.P.
By:	Anchorage Capital Group, L.L.C., as investment manager
By:	/s/ Jason A. Cohen Jason A. Cohen

ANCHORAGE IO GP VI (B), L.L.C.
By:	Anchorage Capital Group, L.L.C., as investment manager
By:	/s/ Jason A. Cohen Jason A. Cohen

ANCHORAGE CAPITAL GROUP, L.L.C.
By:	/s/ Jason A. Cohen Jason A. Cohen

CFUNDS LIFE SETTLEMENT, LLC
By:	Contrarian Funds, L.L.C., as sole member
By:	/s/ Gina N. Scianni Gina N. Scianni

CONTRARIAN FUNDS, L.L.C.
By:	/s/ Gina N. Scianni Gina N. Scianni

CONTRARIAN CAPITAL MANAGEMENT, L.L.C.
By:	/s/ Gina N. Scianni Gina N. Scianni

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EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated November 13, 2018.*
(a)(1)(B)	Assignment Form for Position Holder Trust Interests (Revised).*
(a)(1)(C)	Assignment Form for IRA Partnership Interests (Revised).*
(a)(1)(D)	Letter to Holders of Position Holder Trust Interests of Life Partners Position Holder Trust.*
(a)(1)(E)	Letter to Holders of IRA Partnership Interests of Life Partners IRA Holder Partnership, LLC.*
(a)(1)(F)	Frequently Asked Questions Appearing on the Website of the Offerors (Revised).*
(a)(1)(G)	Press Release Regarding Extension of the Offer, dated December 17, 2018.*
(a)(1)(H)	Supplement No. 1 to the Offer to Purchase (Revised).*
(a)(1)(I)	Supplemental Letter to Holders of Position Holder Trust Interests of Life Partners Position Holder Trust (Revised).*
(a)(1)(J)	Supplemental Letter to Holders of IRA Partnership Interests of Life Partners IRA Holder Partnership, LLC (Revised).*
(a)(1)(K)	Images of Web Pages for Tendering Interests Over the Internet.*
(a)(1)(L)	Text of Email to Interest Holders from Sanford Scott & Company LLC (Revised).*
(a)(1)(M)	Press Release Regarding Extension and Amendment of the Offer, dated December 20, 2018.*
(a)(1)(N)	Text of Email to Interest Holders that Previously Tendered into offers Commenced by the Contrarian Parent.*
(a)(1)(O)	Text of Email Sent to Interest Holders Prior to the Decision to Extend the Offer.
(a)(1)(P)	Press Release Regarding Extension of the Offer, dated January 18, 2019.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	None.
(b)	None.
(d)(1)	Amended and Restated Assignee’s Notice of Assignment and Assumption, and Indemnity Agreement — Tender Offer, dated December 20, 2018, between Life Settlement Liquidity Option, LLC, CFunds Life Settlement, LLC, Life Partners Position Holder Trust and Life Partners IRA Holder Partnership, LLC.*
(d)(2)	Letter Agreement — Tender Offer, dated December 20, 2018, between Life Settlement Liquidity Option, LLC and CFunds Life Settlement, LLC.*
(g)	None.
(h)	None.

*	Previously filed.

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